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April 15, 2003                                                      Exhibit 99.3

BY FAX

Mr. Landon Rowland
Chairman of the Board
Janus Capital Group Inc.
100 Fillmore Street
Denver, MA 80206

Dear Landon,

Thank you for your letter of April 14, which attempts to address a few of the points outlined in our letter dated April 10; we assume that you do not dispute the rest. Please allow me to provide a brief rebuttal to each of the "explanations" you did provide.

From your description of tax motivations that caused the Company to select January 1, 2003, as the date Mr. Whiston would officially assume the post of CEO, we take it that the old management team at Stilwell stayed on as `window dressing' through the end of 2002. At the same time current management was running the Company's dominant subsidiary, which pending the merger announced September 3, 2002, effectively constituted the Company. That this was done to render their compensation in 2002 deductible for tax purposes does not absolve you of the duty to disclose what these people were paid. Tax considerations aside, shareholders have a right to know the details of compensation both because of the widespread belief that Janus managers are excessively paid on a per capita basis as compared to their industry peers and the fact that you are asking shareholders to approve cash and stock incentive plans for these same individuals.

You defend the proxy footnote about compensation to certain non-executives being higher than that paid to corporate officers by saying it is not new. This also misses the point. The boilerplate language is conveniently being used in this year's proxy to justify omitting material compensation disclosure. What you fail to address is why none of Janus's current employees (executives, subsidiary executives or otherwise) are listed in the table, yet are to be beneficiaries of the various incentive programs you expect shareholders to approve.

As to James Craig's independence, current management has told us on more than one occasion that, given the proximity of Mr. Craig's employment at Janus, he is not an independent director. This new claim that he meets NYSE independence standards is exactly the kind of linguistic trickery that we described in our last letter. In making it you don't mention that you are taking advantage of NYSE transitional relief that allows you to delay implementing the five-year employment disqualification that would otherwise apply. We are surprised that you would rely upon such a loophole in representing that Mr. Craig is independent.

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Your statement that no Janus employees had "approval rights over the Company's board of directors or compensation or benefit plans" is flatly contrary to the plain terms of the Merger Agreement. In fact, the actual changes in the Board that you describe (in October 2002, December 2002 and March 2003) exactly match the extent and the order of Director changes called for in that August 2002 Agreement. Of course, had the Company complied with its legal obligation to file the Agreement with its November 2002 Form 10-Q, shareholders would have had the opportunity to make their own judgment on this issue. Even now the Company seems insistent on denying shareholders ready (and required) access to documents and information to make their own evaluation. We'll leave it to members of the public who go to the trouble of requesting this document from the Colorado Secretary of State and to the regulators to determine whether full and fair disclosure has been served in this instance.

And therein lies the real issue. The Company continues to expend more effort on withholding information than providing it. It is ironic that in one of its first investor presentations, on November 21, 2002, new management expressed its commitment to greater transparency and accountability to shareholders. Apparently, Janus is another example of a company in favor of better corporate governance so long as it applies only to others. It's no wonder that the SEC announced just yesterday a major initiative to require stricter compliance with the proxy rules and respect of shareholder rights.

In light of the foregoing, we do not consider your explanations sufficient. We stand by our assertion of April 10 that the proxy remains both incomplete and misleading. We submit that the Company's time would have been better spent amending the Proxy Statement to remedy the deficiencies instead of providing hollow rationalizations for its omissions. We hope that rather than responding to us with further excuses, you will respond to all shareholders with a more complete proxy. The time is long overdue for the Company to provide shareholders with complete information rather than continue to defend its absence.

Sincerely,

Jonathon S. Jacobson
Managing Director

cc: Board of Directors